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                                                                   EXHIBIT 99.1d





                             ADDITIONAL INFORMATION


ITEM 1.  INCORPORATION

         (1)     INCORPORATION OR ORGANIZATION

                 Vista Gold Corp. (the "Company") was formed on November 1, 1996 by an amalgamation with Da Capo Resources Ltd. under the British Columbia Company Act. The Company's constating documents have not been amended since the date of the Company's formation on November 1, 1996.

         (2)     SUBSIDIARIES

                 The following is a list of each subsidiary of the Company as of December 31, 1996:

                              LIST OF SUBSIDIARIES

                               PLACE OF INCORPORATION,
                                   CONTINUANCE OR         VOTING SECURITIES OWNED          NON-VOTING
            NAME                    ORGANIZATION           OR CONTROLLED/DIRECTED        SECURITIES OWNED
            ----                    ------------           ----------------------        ----------------
 Granges Inc.                 British Columbia                      100%                       100%
 Vista Gold Holdings Inc.     Nevada                                100%                       100%
 Vista Gold U.S. Inc.         Delaware                              100%                       100%
 Hycroft Resources &          Nevada                                100%                       100%
 Development, Inc.
 Hycroft Lewis Mine, Inc.     Nevada                                100%                       100%
 Vista Gold (Antigua)         Antigua                               100%                       100%
 Corp.

                 In addition, the Company also owns a 49% interest in Zamora Gold Corp., British Columbia company.


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ITEM 3.  NARRATIVE DESCRIPTION OF THE BUSINESS

         (1)     RESERVES

                 The total mineable ore reserves at the Hycroft mine as at January 1, 1997 were estimated by the Company to be approximately 47.2 million tons grading 0.019 ounces of gold per ton, with 43.5 million tons identified as proven reserves and 3.7 million tons as probable reserves. This compares to estimates as at January 1, 1996 of total mineable ore reserves of 58.8 million tons grading 0.019 ounces of gold per ton, with 55.0 million tons identified as proven reserves and 3.8 million tons as probable reserves. During 1996, production reduced total mineable ore reserves by 11.6 million TONS.

          (2)    EXPLORATION AND DEVELOPMENT EXPENDITURES

                 In the last two completed financial years, the Company incurred expenditures of the following approximate dollar amounts on exploration and development:

                    EXPLORATION AND DEVELOPMENT EXPENDITURES

                                                                                 FINANCIAL YEAR
                 DESCRIPTION                                              (CANADIAN DOLLARS IN MILLIONS)
                 -----------                                         --------------------------------------
                                                                     1996                              1995
                                                                     ----                              ----
 Mineral properties and property                                      3.8                               3.1
 evaluations
 Hycroft (mine-site)                                                  0.4                               1.0
                                                                      ---                               ---
 Totals                                                              $4.2                              $4.1
                                                                     ====                              ====


ITEM 7.  DIRECTORS AND OFFICERS

                 EXECUTIVE AND AUDIT COMMITTEE

                 The Company does not have an executive committee. The Company is required to have an audit committee under section 211 of the British Columbia Company Act. The Company's audit committee consists of the following directors: David R. Sinclair, Keith E. Steeves, Peter Walton and Alan G. Thompson.





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ITEM 8.  PROVISION OF CERTAIN ADDITIONAL DOCUMENTS ON REQUEST

                 The Company will provide to any person or company, upon request to the Secretary of the Company:

         (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities,

                 (i) one copy of the Company's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference,

                 (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the report of the auditors thereon, and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

                 (iii) one copy of the information circular of the Company in respect of the most recent annual meeting of shareholders of the Company which involved the election of directors, and

                 (iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short for prospectus and are not required to be provided under items (a)(i), (ii) and (iii) above; or

         (b) at any other time, one copy of any other document referred to in items (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge for such documents from such a person or company who is not a security holder of the Company.

                 Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors.

                 Additional financial information is provided in the Company's comparative financial statements for the year ended December 31, 1996 set out at pages 24 to 37 of the Company's 1996 Annual Report.





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